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                                                                 Exhibit (a)(13)

                    SAMSUNG ELECTRONICS CO., LTD. ANNOUNCES
                         EXTENSION OF AST TENDER OFFER

IRVINE, CA., July 22, 1997 -- Samsung Electronics Co., Ltd. announced today that it has extended its cash tender offer to acquire all of the outstanding shares of AST Research, Inc. (NASDAQ: ASTA) not currently owned by Samsung for $5.40 per share.

     The offer is being extended to allow additional time for the receipt of the required approvals by the government of the Republic of Korea. All other government approvals have been obtained. The tender offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, August 8, 1997, unless further extended. Samsung has been informed by the Depositary that 27,799,572 shares (or approximately 88% of the outstanding shares not owned by Samsung) had been tendered as of July 21, 1997.

     Samsung stated that it is actively pursuing the required Korean government approvals; and that, although no assurance can be given that such approvals will be obtained, Samsung has no reason to believe that the required approvals will not be received.